June 22, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust (the “Trust”)
File Numbers: 333-134551, 811-21906

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
670	6/22/2018	485BXT	0001364089-18-000151
662	5/25/2018	485BXT	0001628280-18-007185
654	4/27/2018	485BXT	0001628280-18-005187
646	3/29/2018	485BXT	0001364089-18-000091
638	3/2/2018	485BXT	0001364089-18-000061
630	2/2/2018	485BXT	0001364089-18-000035
621	1/5/2018	485BXT	0001364089-18-000002
612	12/8/2017	485BXT	0001364089-17-000248
604	11/13/2017	485BXT	0001364089-17-000212
593	10/13/2017	485BXT	0001364089-17-000188
582	9/15/2017	485BXT	0001364089-17-000166
571	8/18/2017	485BXT	0001364089-17-000135
564	7/21/2017	485BXT	0001364089-17-000116
557	6/23/2017	485BXT	0001364089-17-000099
548	5/26/2017	485BXT	0001364089-17-000078
541	4/28/2017	485BXT	0001364089-17-000063
534	3/31/2017	485BXT	0001364089-17-000047
527	3/3/2017	485BXT	0001364089-17-000036
520	2/3/2017	485BXT	0001364089-17-000020
512	1/6/2017	485BXT	0001364089-17-000002
504	12/9/2016	485BXT	0001364089-16-000325

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
496	11/10/2016	485BXT	0001364089-16-000309
487	10/14/2016	485BXT	0001364089-16-000281
476	9/16/2016	485BXT	0001628280-16-019610
462	8/19/2016	485BXT	0001364089-16-000239
455	7/22/2016	485BXT	0001628280-16-017714
448	6/24/2016	485BXT	0001628280-16-017332
431	4/12/2016	485APOS	0001628280-16-014160

The Amendments relate to Guggenheim Limited Duration ETF, a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you have any questions or comments regarding the Amendments or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Very truly yours,

Claymore Exchange-Traded Fund Trust

By: /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary